

December 8, 2010

Tad M. Ballantyne
Chief Executive Officer
Capsalus Corp.
3675 Paces Ferry Road, Suite 100
Atlanta, GA 30339

> **Re:**   **Capsalus Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009,**
> **As amended on May 24, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File Number: 333-146744**

Dear Mr. Ballantyne:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009, as amended

Exhibits 31.1 and 31.2

1.   Please file an amendment to word the certifications exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure you address the following items:

- Identify yourself as the "registrant" throughout your certifications instead of the "Company";
- Include the internal control over financial reporting language in the introductory language of paragraph 4 and as well as paragraph 4(b) of the certification.
- Include the parenthetical language "(the registrant's fourth fiscal quarter in case of an annual report)" in paragraph 4(d).

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements
Note 7. Acquisition, page 9

2.   Please explain to us how you determined the acquisition date fair value of your common stock to be $0.007 per share, which is significantly less than the closing price of $0.07 per share on April 14, 2010 and the price of $0.08 per share used to convert debt of WhiteHat, the acquired company, .

3.   Please explain to us why advances of $103,500 are included in the total purchase consideration and not $400,000 when you disclose that "pursuant to the terms of the Merger Agreement, as partial consideration (i) $400,000 shall be deposited into a WhiteHat account not later than April 30, 2010, to be used by WhiteHat to pay its legal, accounting, marketing and debt expenses and to further the development of its business…"

Exhibits 31.1 and 31.2

4.   Your certifications provided in your fiscal 2010 Forms 10-Q are not worded exactly as required by Item 601(b)(31) of Regulation S-K. Please confirm that you will address the following revisions in future filings:

- Include the exact language that identifies the certifying individual at the beginning of the certification.
- Remove the report descriptions "quarterly" from all certifications except for the first paragraph.
- Identify yourself as the "registrant" throughout your certifications instead of the "Company".

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant